SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
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                            SCHEDULE 14D-9
                          (Amendment No. 21)

                 SOLICITATION/RECOMMENDATION STATEMENT

                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
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                            ITT CORPORATION

                       (Name of Subject Company)
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                            ITT CORPORATION

                 (Name of Person(s) Filing Statement)
                 ------------------------------------


                      Common Stock, no par value
 (including the associated Series A Participating Cumulative Preferred
                        Stock Purchase Rights)
                    (Title of Class of Securities)

                              450912 10 0
                 (CUSIP Number of Class of Securities)
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                         RICHARD S. WARD, Esq.
                       Executive Vice President,
                General Counsel and Corporate Secretary
                            ITT Corporation
                      1330 Avenue of the Americas
                        New York, NY 10019-5490
                            (212) 258-1000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        PHILIP A. GELSTON, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                        New York, NY 10019-7475
                            (212) 474-1000

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                             INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 9. Exhibits.

          The response to Item 9 is hereby amended by adding the following new exhibits:

71.       Investment Agreement dated as of July 15,
          1997, between ITT Corporation and CDRV
          Acquisition, L.L.C.
72.       Offer to Purchase for Cash up to 30,000,000
          Shares of its Common Stock by ITT Corporation dated July 17, 1997.
73.       Complaint for Declaratory Relief of ITT
          Corporation dated as of July 16, 1997.
74.       ITT's Opening Memorandum of Points and
          Authorities in Support of Their Claim for
          Declaratory Relief.
75.       ITT Motion and Memorandum of Points and
          Authorities pursuant to Fed. R. Civ. P. Rule
          57.


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                               SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                  ITT CORPORATION



                                  By  /s/ RICHARD S. WARD
                                      Name: Richard S. Ward
                                      Title: Executive Vice President,
                                             General Counsel and
                                             Corporate Secretary


Dated as of July 17, 1997


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                             EXHIBIT INDEX

Exhibit                       Description                    Page No.

(71)      Investment Agreement dated as of July 15,
          1997, between ITT Corporation and CDRV
          Acquisition, L.L.C...............................
(72)      Offer to Purchase for Cash up to 30,000,000
          Shares of its Common Stock by ITT Corporation
          dated July 17, 1997 (Incorporated by reference to
          Schedule 13E-4 of ITT Corporation dated
          July 17, 1997)...................................
(73)      Complaint for Declaratory Relief of ITT
          Corporation dated as of July 16, 1997............
(74)      ITT's Opening Memorandum of Points and
          Authorities in Support of Their Claim for
          Declaratory Relief...............................
(75)      ITT Motion and Memorandum of Points and
          Authorities pursuant to Fed. R. Civ. P.
          Rule 57..........................................